SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated April 29, 2009 regarding profit-sharing bonuses

Telefónica de Argentina S.A.

Buenos Aires, April 29th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Profit-sharing bonuses.

Dear Sirs,

We are writing to you on behalf of Telefónica de Argentina S.A., domiciled at Enrique Butty 240, 15th floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Listing Regulation.

As advised to you on August 14th, 2008, the Supreme Court of Justice of Argentina, in the case titled “Gentini, Jorge Mario y otros c/ Estado Nacional – Ministerio de Trabajo y Seguridad s/ part. accionariado obrero” (Gentini, Jorge Mario et al vs. National Administration – Ministry of Labor and Social Security about worker’s profit-sharing), had declared (i) that Decree No. 395/92 was constitutionally unenforceable regarding telecommunications public service carriers –including Telefónica de Argentina S.A.- in that “they are not forced to issue profit-sharing bonuses to their personnel” and (ii) that the judges in the case should determine the nature and extent of the liability of each defendant, that is, the National Administration and Telefónica de Argentina S.A.

In this respect, please be advised that this Company has been notified of the decision made by Courthouse III at the National Trial Court in Labor Matters whereby Telefónica de Argentina S.A. and the Federal Administration are jointly and several to pay the plaintiffs the amounts resulting from the calculation to be made by a CPA expert, computing 0.50% of the profits relative to each fiscal year made by this Company, which amount shall be distributed based on the stocks of each of them pursuant to the guidelines set in the relevant Stock Ownership Program.

Telefónica de Argentina S.A. is assessing the eventual impact of this decision on its operating results and/or financial position.

Yours sincerely,

BCBA TASA 425 (HRBonos)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	April 30, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel